ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX SCHEDULES COMMENCEMENT OF DIAMOND DRILLING

PROGRAM ON MICHAUD PROPERTY

Wednesday, October 1, 2003, Vancouver, B.C.                Symbol “AKV”: TSX Venture Exchange

Acrex Ventures Ltd. is pleased to announce that Norex Drilling Limited has been engaged to carry out a diamond drilling program on the Michaud property, located near Timmins, Ontario.  The program is to consist of 5 holes to average depths of 300 meters – at an estimated total cost to the Company of approximately $140,000.

The drilling will be on the “55” and “Western” zones.  The holes will be on drill targets defined by the magnetometer and IP surveys carried out by the Company earlier this year.

Norex is presently scheduled to mobilize the drill rig on to the property commencing the week of October 27th and anticipates that the drilling will start by October 31st.

The Michaud property has several gold-bearing zones that have been identified along the length of the mineralized horizon.  This includes the Southwest Zone, where Barrick (1996) estimated an inferred resource of 2.4 million metric tonnes averaging 6.07 g/t gold to contain approximately 468,000 ounces of gold.   Acrex holds an option to acquire up to a 70% interest in the property from the owner, Moneta Porcupine Mines Ltd.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.